UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

	For Period Ended:	September 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _____________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

IDEANOMICS, INC.

Full Name of Registrant

Former Name if Applicable

1441 Broadway, Suite 5116

Address of Principal Executive Office (Street and Number)

New York, NY 10018

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”) by November 15, 2021, the original due date for such filing, without unreasonable effort or expense because it requires additional time to complete its financial statements. The Registrant is working closely with its new auditor, BDO, to complete the Form 10-Q and the Registrant expects that it will file the Form 10-Q no later than the fifth day following the prescribed filing date.

The Registrant’s management has determined that its previous accounting for its Timios subsidiary, which provides title and agency services (“Timios”) is not correct. The Registrant is changing its accounting of Timios revenue from gross revenue to net revenue. Timios’ revenues in the first and second quarters of 2021 will be reduced by approximately $5.3 million (or approximately 8% of the Registrant’s consolidated revenue) with an offsetting reduction in cost of goods sold. There will be no change to the reported gross profit due to this restatement. Management is also working to analyze certain other accounting transactions to determine if the accounting was appropriate during the quarters ended March 31, 2021 and June 30, 2021, however, based on management’s assessment at this time, it does not believe that this work on other accounting transactions will lead to any material adjustments.

The Company plans to file with the Securities and Exchange Commission (“SEC”) a Current Report on Form 8-K disclosing that the Company is working to complete a restatement of, and file amended Quarterly Reports on Form 10-Q containing, unaudited condensed interim financial statement for each of the fiscal quarters ended March 31, 2021 and June 30, 2021 (the “Restated Periods”). On November 15, 2021, the Company’s management concluded that the Company’s previously issued unaudited condensed interim financial statements and other financial data covering the Restated Periods contained in its Quarterly Reports on Form 10-Q should  no longer be relied upon because of the developments described above. Similarly, related press releases, earnings releases, investor presentations and other communications describing the Company’s unaudited condensed interim financial statements for the Restated Periods, including management’s assessment of internal control over financial reporting and disclosure controls and procedures, should no longer be relied upon.

As a result of these developments, the Company has been unable to complete its preparation and review of its Form 10-Q in time to file within the prescribed time period without unreasonable effort or expense. The Company continues to work expeditiously to file the Form 10-Q as soon as practicable.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Alfred P. Poor	(212)	206-1216
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IDEANOMICS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2021	By:	/s/ Alfred P. Poor
Alfred P. Poor Chief Executive Officer